March 14, 2014
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20594

Re:	Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Costco Wholesale Corporation has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarterly period ended February 16, 2014, which was filed with the Securities and Exchange Commission on March 14, 2014.

Respectfully submitted,

Costco Wholesale Corporation

/s/ RICHARD A. GALANTI
Richard A. Galanti
Executive Vice President and Chief Financial Officer